SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

VRG Launches Flights to Mexico City

São Paulo, January 11, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”, Brazil’s low-cost, low-fare airline) and VRG Linhas Aéreas S.A. (“VRG”, Brazil’s premium service airline), announces that today VRG began daily operations of its newest international route: São Paulo – Mexico City.

Daily flights will depart from Guarulhos International Airport at 11:00 AM (local time), arriving in the Mexican capital at 4:45 PM (local time). Return flights will depart from Mexico City’s Benito Juárez International Airport at 6:45 PM (local time), landing in São Paulo at 8:25 AM (local time).

“As our first destination in North America, this new route to Mexico City represents a key step in VRG’s international expansion, which currently includes service to several cities in South America and Europe,” says Lincoln Amano, VRG’s commercial director. The Company currently flies to Frankfurt, London, Paris and Rome, in Europe, and Bogotá, Buenos Aires, Caracas and Santiago, in South America.

According to data from Brazil’s Ministry of Development, Industry and Foreign Trade, Mexico was the sixth largest importer of Brazilian goods and services in 2006, spending US$ 4.4 billion on Brazilian exports -- a 7.1 percent increase over 2005 and 3.23 percent of the country’s total international commerce. Brazil imported US$ 1.3 billion of Mexican goods and services in 2006, up 55 percent over the prior year.

According to Embratur, Mexico ranked fifteenth among the top 20 countries providing tourists to Brazil in 2006. Approximately 70,000 Mexican tourists visited Brazil in 2006, while nearly 43,000 Brazilians traveled to the North American country over the same period.

Tickets to Mexico City are available for purchase through VRG’s website (www.varig.com) and the Company’s call centers. Please see the destination table below for flight departure schedules:

Origin	Destination	Frequency	Departure*	Arrival*
São Paulo	Mexico City	Daily	11:00 AM	04:45 PM
Mexico City	São Paulo	Daily	06:45 PM	08:25 AM
* Local Time

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. a low-cost, low-fare airline which operates the GOL brand) and VRG Linhas(“GTA”, Aéreas S.A a. premium(“VRG”, service airline which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

GOL Transportes Aéreos S.A., Brazil’s low-cost, low-fare airline, offers over 640 daily flights to 60 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay. For more information on GOL flight times and fares, please access www.voegol.com.br or call: 0300 115 2121 in Brazil, 0810 266 3131 in Argentina, 800 1001 21 in Bolivia, 1 888 0042 0090 or 1230 020 9104 in Chile, 009 800 55 1 0007 in Paraguay, 0800 52 900 in Peru, 0004 055 127 in Uruguay and 55 11 2125-3200 in other countries.

VRG Linhas Aéreas S.A., Brazil’s premium service airline, offers over 120 daily flights to 14 destinations in Brazil: Belo Horizonte, Brasília, Curitiba, Fernando de Noronha, Florianópolis, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro (Santos Dumont and Tom Jobim), Salvador and São Paulo (Congonhas and Guarulhos). VRG also offers 30 daily flights to nine international destinations: Mexico City, in North America; Buenos Aires, Bogotá, Caracas and Santiago, in South America; and Frankfurt, London, Paris and Rome, in Europe. For more information on VRG flight times and fares, please access www.varig.com.br or call: 4003 7000 in Brazil, 0810 266 6874 in Argentina, 57 1 350 7100 in Colombia, 44 207 660 0341 in England, 33 1 70 48 00 58 in France, 39 06 4877 1352 in Italy, 34 91 754 7014 in Spain and 1 800 468 2744 or 1 800 GO VARIG in the USA and Canada.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Media
Ph: (5511) 3169 6800	Ph: (5511) 3169 6967
E-mail: ri@golnaweb.com.br	E-mail: comcorp@golnaweb.com.br
Site: www.voegol.com.br/ir	Edelman; G. Juncadella and M. Smith
Ph: +1 (212) 704-4448 / 704-8196
E-mail:gabriela.juncadella@edelman.com;
meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of Company’s business-lookingplan statements . Such depend, substantially, on changes in market conditions, governmentforward regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are,

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.